Filed by Pivotal Holdings Corp/Queen’s Gambit Growth Capital

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Queen’s Gambit Growth Capital

Commission File No.: 001-39908

Bloomberg TV – Bloomberg Markets: European Close

July 28, 2021

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Full Transcript:

Alix Steel: Good stuff Sonali, you’re going to be staying with us right now. We want to stay with investment banking and that SPAC bonanza that Sonali was talking about is clearly going to be the big boon for the likes of Credit Suisse and even if SPACs slow down, there is still a lot of money out there waiting in line. And the latest to pull the trigger is Queen’s Gambit Growth Capital. It’s the first entirely women-led SPAC company and it announced a deal today that it will take Swvl public. It’s a Dubai-based ride hailing company. Swvl is valued at $1.5 billion and will be the first billion-plus dollar company from that region to list on the NASDAQ. Joining us now is Victoria Grace, CEO of Queen’s Gambit Growth Capital and Bloomberg’s Sonali Basak, still with us as well. Victoria, congrats and thanks very much for joining. Seeing these kinds of deals from the US to Dubai is unusual. Why this deal, how did you find it and why do you like it?

Victoria Grace: Thanks for having me, I’m super excited and today is a big day. I think we wanted to find a company where we could meet all our objectives. We are financial investors and wanted to make sure it was the right fundamental deal, we want to make sure it has the same mission elements that we were setup to do which is all around ESG, social justice, climate change and things like that so we are really excited about this particular deal. We think the team is phenomenal, they are in the right place—in the right market and they have done something incredibly advantageous for a lot of people in emerging markets, where you have access to reliable and safe transit systems, which is difficult to do as you can imagine. For us, all those elements aligned and we feel great about prospects and we feel that the market is really receiving this quite well.

Sonali Basak: Victoria, your deal is quite interesting for a few reasons. The ESG element of it bus also the cross-border aspect of it, the idea that you can have a SPAC here in the US and merge with a company abroad. Take us behind that process a little bit in terms of what you were looking for and how you got to this company?

Victoria Grace: I think you touched on the SPAC market in general and it has been pretty crowded. Everyone has been fishing in the same pond and we wanted to go in the areas where we can add a lot of value on the back-end and as you know we are backed by Agility Logistics, which is a phenomenal partner for us. They operate in the same geographies where Swvl is today and where Swvl is going, and Swvl is very much a global story. Even though they are operating today in emerging markets, they are going into Europe and into Latin America and the US ultimately so for us, I strongly believe the world is global and opportunities outside the US were much more attractive, and I believe that the growth will be outside the US for the next couple years, so it was very attractive from that standpoint. As far as cross-border deals, a lot of diligence has gone into it. We are very fundamentally focused investors so we made sure that every single aspect of this company checked out and that all the elements we were looking for were there so it doesn’t really concern me doing something outside the US, and in fact I view it as an advantage. And with our strategic partner including Zain that we brought into this deal, it’s going to be just an incredibly powerful story where we have one plus one equals five.

Sonali Basak: Maybe you can also expand on Swvl’s growth opportunity not only in the Middle East but also in Europe when it comes to mass transit.

Victoria Grace: Yeah, mass transit is a global problem and I think having safe and reliable access to going from point A to point B is very, very critical. The fact that these guys were able to make it work in very challenging markets like the Middle East is just an advantage because once they expand and enter mature markets and developed markets I think their prospects are just much much higher. Their margin story is really incredible as well, you don’t need to increase prices to build a profitable company and that is very important to us as well. So I think the global opportunity is there and the need for safe and reliable mass transit system is very much top of mind for a lot of transit authorities around the globe.

Alix Steel: As I mentioned in the introduction there were a lot of SPACs that listed, therefore there is a lot of money that needs to kind of be spent as SPACs are created. What was it like to find the opportunity in terms of valuation? How do you see valuation in the space?

Victoria Grace: Great question. One of the things Queen’s Gambit set out to do was to really utilize our network. We have twelve really well-connected individuals. We are all women, all super excited and energized about finding the right company. And so we looked at dozens of opportunities. We did say to the market, we are not going to participate in SPAC-offs or bake-offs or auctions, because those types of situations derail your discipline around valuation and entry point is incredibly important here. We had a very very warm reception in the stock market from private investors and we ended up upsizing our pipe which is also a great sign. I think we’re looking at significant upside from here. The key I think is to really try to put yourself in a situation where you are not creating competitive dynamics, where you can stay very disciplined in your valuation metrics, and that is exactly what we did here.

Sonali Basak: You know this is interesting, you also say in this release that this is expected to be the first Middle Eastern Unicorn to list on NASDAQ. This happens to happen at a time where we see Chinese Unicorns really face a lot of pressure when it comes to listing and expanding and raising money from international investors. Do you think this presents an opportunity for investors in the US to be investing more aggressively in international companies?

Victoria Grace: Yeah I think it is all opportunistic and all about fundamental analysis at the end of the day. I do believe emerging markets are high-growth areas and I think any investor looking to generate returns for their LPs will be looking outside of the US proactively and finding unique opportunities like this is going to be, you know, important for them. So again, I think the world is global, I don’t look at specific geography and focus on that. I really focus on the global opportunity with specific technology platforms such as Swvl and Swvl is addressing a $1 trillion market opportunity. So there’s so much that we can capture and build on and expand and I’m really excited to put so much capital on their balance sheet to really realize this vision and this dream for everybody, and also doing good at the same time. I think it’s incredibly powerful.

Alix Steel: thank you so much we really appreciate the time and flexibility. Victoria Grace, CEO of Queen’s Gambit Growth Capital.

Additional Information

In connection with the business combination, Pivotal Holdings Corp (“Holdings”) intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4, which will include a preliminary prospectus and preliminary proxy statement and, after the registration statement is declared effective, Queen’s Gambit Growth Capital (“Queen’s Gambit”) will mail a definitive proxy statement/prospectus and other relevant documents relating to the business combination to its shareholders. This communication is not a substitute for the registration statement, the definitive proxy statement/prospectus or any other document that Queen’s Gambit will send to its shareholders in connection with the business combination.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION AND THE PARTIES TO THE BUSINESS COMBINATION. Investors and security holders will be able to obtain copies of these documents (if and when available) and other documents filed with the SEC free of charge at www.sec.gov. The definitive proxy statement/final prospectus (if and when available) will be mailed to shareholders of Queen’s Gambit as of a record date to be established for voting on the business combination. Shareholders of Queen’s Gambit will also be able to obtain copies of the proxy statement/prospectus without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Queen’s Gambit Growth Capital, 55 Hudson Yards, 44th Floor, New York, New York, 10001.

Forward-Looking Statements

Certain statements made herein are not historical facts but are forward-looking statements. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events, the proposed business combination between Swvl Inc. (“Swvl”) and Queen’s Gambit, the estimated or anticipated future results and benefits of the combined company following the business combination, including the likelihood and ability of the parties to successfully consummate the business combination, future opportunities for the combined company and other statements that are not historical facts.

These statements are based on the current expectations of Swvl and/or Queen’s Gambit’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Swvl and Queen’s Gambit. These statements are subject to a number of risks and uncertainties regarding Swvl’s business and the business combination, and actual results may differ materially. These risks and uncertainties include, but are not limited to: general economic, political and business conditions, including but not limited to the economic and operational disruptions and other effects of the COVID-19 pandemic; the inability of the parties to consummate the business combination or the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement; the number of redemption requests made by Queen’s Gambit’s shareholders in connection with the business combination; the outcome of any legal proceedings that may be instituted against the parties following the announcement of the business combination; the risk that the approval of the shareholders of Swvl or Queen’s Gambit for the potential transaction is not obtained; failure to realize the anticipated benefits of the business combination, including as a result of a delay in consummating the potential transaction or additional information that may later arise in connection with preparation of the registration statement on Form F-4 and proxy materials, or after the consummation of the business combination as a result of the limited time SPAC had to conduct due diligence; the risk that the business combination disrupts current plans and operations as a result of the announcement and consummation of the business combination; the ability of the combined company to execute its growth strategy, manage growth profitably and retain its key employees; competition with other companies in the mobility industry; Swvl’s limited operating history and lack of experience as a public company; the lack of, or recent implementation of, certain policies and procedures to ensure compliance with applicable laws and regulations, including with respect to anti-bribery, anti-corruption, and cyber protection; the risk that Swvl is not able to execute its growth plan, which depends on rapid, international expansion; the risk that Swvl is unable to attract and retain consumers and qualified drivers and other high quality personnel; the risk that Swvl is unable to protect and enforce its intellectual property rights; the risk that Swvl is unable to determine rider demand to develop new offerings on its platform; the difficulty of obtaining required registrations, licenses, permits or approvals in jurisdictions in which Swvl currently operates or may in the future operate; the fact that Swvl currently operates in and intends to expand into jurisdictions that are, or have been, characterized by political instability, may have inadequate or limited regulatory and legal frameworks and may have limited, if any, treaties or other arrangements in place to protect foreign investment or involvement; the risk that Swvl’s drivers could be classified as employees, workers or quasi-employees in the jurisdictions they operate; the fact that Swvl has operations in countries known to experience high levels of corruption and is subject to territorial anti-corruption laws in these jurisdictions; the ability of Holdings to obtain or maintain the listing of its securities on a U.S. national securities exchange following the business combination; costs related to the business combination; and other risks that will be detailed from time to time in filings with the SEC. The foregoing list of risk factors is not exhaustive. There may be additional risks that Swvl presently does not know or that Swvl currently believes are immaterial that could also cause actual results to differ from those contained in forward-looking statements. In addition, forward-looking statements provide Swvl’s expectations, plans or forecasts of future events and views as of the date of this communication. Swvl anticipates that subsequent events and developments will cause Swvl’s assessments and projections to change. However, while Swvl may elect to update these forward-looking statements in the future, Swvl specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Swvl’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Participants in the Solicitation

Holdings, Swvl, Queen’s Gambit and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed participants in the solicitation of proxies of Queen’s Gambit’s shareholders in connection with the business combination. Investors and security holders may obtain more detailed information regarding the names and interests in the business combination of the directors and officers of Holdings, Swvl and Queen’s Gambit in the registration statement on Form F-4 to be filed with the SEC by Holdings, which will include the proxy statement of Queen’s Gambit for the business combination. Information about Queen’s Gambit’s directors and executive officers is also available in Queen’s Gambit’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020 and other relevant materials filed with the SEC.

No Offer or Solicitation

This communication is for informational purposes only and is not a “solicitation” as defined in Section 14 of the Securities Exchange Act of 1934, as amended. This communication is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the business combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.